UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2024

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On August 9, 2024, FSD Pharma, Inc. (the “Company”) issued a press release (“Press Release”) announcing a share consolidation, name change and other matters , which are described in more detail in Exhibit 99.1 attached hereto and incorporated herein by reference. The Press Release is incorporated by reference into the Company’s Registration Statement on Form F-3, (File No. 333-276264), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc. (Registrant)

Date: August 9, 2024	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

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Exhibit	Description

99.1	Press Release dated August 9 2024 – FSD Pharma Inc. Announces Share Consolidation and Name Change

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